Results of the Annual General Meeting of Shareholders of Woori Bank for Fiscal Year 2011

The annual general meeting of shareholders of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., was held on March 29, 2012 and all six agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1)	Approval of financial statements of Woori Bank for fiscal year 2011

2)	Approval of amendments to the Articles of Incorporation of Woori Bank

3)	Appointment of standing directors of Woori Bank

4)	Appointment of outside directors who will serve as members of the Audit Committee

5)	Appointment of outside directors who will not serve as members of the Audit Committee

6)	Approval of the aggregate remuneration limit for directors of Woori Bank

•	Agenda details

-Approval of financial statements of Woori Bank for fiscal year 2011
(units: in millions of KRW, unless indicated otherwise)

Total Assets	237,991,539	Revenue	25,853,517

Total Liabilities	219,873,231	Operating Income	2,535,120

Capital Stock	3,829,783	Net Income	1,969,435

Total Shareholder’s	18,118,308	Earnings Per Share (KRW)	2,544
Equity

•	Approval of dividend for fiscal year 2011

(units: in KRW)

Dividend per common share	608

Dividend per preferred share	800

Total dividend amount	479,053,394,724

•	Appointment of standing director of Woori Bank

Name	Date of Birth	Term / Appointment	Career & Academic Background
- Current) Deputy President/Director, Woori Bank
		1 year /	- General Manager, London Branch, Woori Bank
Yang Jin	Jan. 1,	New	- Compliance Officer, Woori Bank
Kim	1956	appointment	- Bachelor of Agricultural Education, Seoul National University

•	Appointment of outside directors of Woori Bank

Name	Date of Birth	Term / Appointment	Career & Academic Background
- Office of the Senior Secretary to the President for Civil
Affairs, the Republic of Korea
- Chief Prosecutor, Public Security Department ,Supreme
Prosecutors’ Office
		2 years /	- Vice Minister, Ministry of Justice, the Republic of Korea
Kwi Nam		New	- Minister, Ministry of Justice, the Republic of Korea
Lee	Apr.8, 1951	appointment	- Bachelor of Law, Korea University
- Current) President, Korea International Economic Association
Professor, College of Business & Economics,
		2 years /	Yonsei University
Jung Sik	Mar.30,	New	- President, Korea International Finance Association
Kim	1953	appointment	- Ph.D. in Economics, Claremont Graduate University
Kwan Hee Yoo	June 6, 1952	2 years /New appointment
- Current) Professor, College of Business Administration,
Korea University
President, Korean Academic Society of Business Administration
- President, The Korean Association of Small Business Studies
- Ph.D. in Business Administration, Indiana University

Wookho Chung	July 26, 1961	2 years /New appointment
- Current) Director, Department of Special Asset Management
& Recovery, Korea Deposit Insurance Corporation (“KDIC”)
- Director, Asset Management Department, KDIC
- Director, Second Department of Risk Surveillance , KDIC
- Bachelor of Law, SungKyunKwan University

•	Total number of directors following the appointments: 11

•	Total number of non-standing directors following the appointments: 7

•	Appointment for Audit Committee members

Name	Term / Appointment
Kwan Hee Yoo	2 year / New appointment

Wookho Chung	2 year / New appointment

•	Total number of Audit Committee members, who are non-standing directors: 3

•	Total number of Audit Committee members, who are not non-standing directors: 1